Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (312) 672-4093

William C. Foote
Chairman and Chief Executive Officer
USG Corporation
125 S. Franklin Street
Chicago, IL 60606-4678

      Re: USG Corporation
                Definitive 14A
                Filed March 30, 2007
                File No. 1-08864

Dear Mr. Foote:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Stockholder Nominee Recommendations and Criteria for Board Membership, page 10

1. Please disclose whether there are any differences in the manner in which the nominating subcommittee evaluates nominees for director based on whether the nominee is recommended by a security holder. See Item 407(c)(2)(vi) of Regulation S-K.

Policies and Procedures Regarding Related Party Transactions, page 14

2. Please clarify whether you have policies and procedures specifically designed for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K and provide the information required by Item 404(b) of Regulation S-K.

Compensation of Executive Officers and Directors, page 15

Compensation Discussion and Analysis, page 15

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Foote's salary, bonus, non-equity incentive plan compensation and grants of options and restricted stock were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

4. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

5. We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 Mr. Foote exercised a significant amount of options. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior option awards. See Item 402(b)(2)(x) of Regulation S-K.

Compensation Philosophy, page 15

6. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element you pay. See Item 402(b)(1)(v) of Regulation S-K. You state that the compensation committee seeks to provide executive officers with an opportunity to earn total compensation between the 50th and 75th percentile of the comparator group. Please disclose the actual percentiles for total compensation and each benchmarked element of compensation in 2006. Please include a discussion of where actual compensation falls within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Also discuss how the compensation committee reviews internal pay equity to set compensation amounts. For example, disclose whether the compensation committee considers internal equity solely among executive officers or whether it targets compensation at a certain multiple of a specified, lower level employee's earnings.

Management's Role in Compensation, page 16

7. Please discuss fully the role of executive officers in determining or recommending the amount or form of executive compensation. You state that the chairman and chief executive officer and other members of management usually attend compensation committee meetings. Please consider discussing whether the chairman and chief executive officer also had the ability to call compensation committee meetings or to meet individually with the compensation committee's compensation consultant. Finally, clarify what role Watson Wyatt plays in determining or recommending the amount or form of executive compensation relative to the role of Hewitt Associates, McDermott, Will and Emery and Jones Day. For example, you state that management's compensation consultant benchmarks compensation but it is unclear what duties the compensation committee's compensation consultant performs. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Annual Incentive, page 19

8. Please analyze why the chief executive officer is eligible to receive a higher percentage of base salary as an annual incentive opportunity. Also, clarify how you analyze the 2006 payout percentages for each category of targets along with other factors to determine each named executive's annual incentive. You may want to provide an illustrative example to explain clearly how awards are calculated under the management incentive plan.

9. You have not disclosed the 2007 financial and operational targets for the management incentive program or the 2007 total shareholder return vesting requirements for the performance shares. Please disclose or, to the extent you

believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please disclose how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. A statement indicating that the personnel committee "seeks to establish target achievement levels such that the relative difficulty of achieving the target level is consistent from year to year" does not give investors a sense of how difficult it is for you to achieve these goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Employment Security and Potential Post Employment Payments, page 23

10. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

2006 Summary Compensation Table, page 26

11. In footnote 6 to the summary compensation table, you have indicated that tickets used for personal purposes and the use of an airplane by a family member when the airplane is being used for business purposes do not have an incremental cost and that you have not assigned any value to such uses. Please tell us why you believe that there is no incremental cost associated with these uses.

2006 Pension Benefits Table, page 30

12. Please explain the meaning of the UP1994 mortality table information for purposes of the pension plan.

Nonqualified Deferred Compensation, page 31

13. Please explain what a "top-hat plan" is and provide an overview of the ERISA and Internal Revenue Code provisions you reference.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel